November 4, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, D.C. 20549-3561

Re:	Plum Acquisition Corp. IV
Registration Statement on Form S-1
Filed July 31, 2024
File No. 333-281144

Dear Mr. McNamara and Mr. Campbell:

On behalf of Plum Acquisition Corp. IV (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance and Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) in the letter dated August 27, 2024, relating to the Company’s Registration Statement on Form S-1 (File No. 333-281144) (the “Registration Statement”). An electronic version of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement has been concurrently filed with the Commission through its EDGAR system. The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, the text of the comments in the Staff’s letter is reproduced in bold herein. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1

Cover Page

1.	Please revise the disclosure regarding dilution relating to the founder shares to also disclose whether the anti-dilution adjustment to the founder shares in connection with the initial business combination may result in material dilution of purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on the cover page, pages 7 and 104 of the Amended Registration Statement.

2.	When discussing the amount of Sponsor compensation received or to be received, as required by Item 1602(a)(3) of Regulation S-K, please include the repayment of loans and the compensation to be paid to affiliates of your Sponsor, including your CEO.

Response: In response to the Staff’s comment, the Company has revised disclosure on the cover page and pages 6, 86 and 97 of the Amended Registration Statement.

Summary

Management Members, page 3

3.	Please revise this section to clearly identify any SPAC business combinations in which your management team has participated. In addition, for each SPAC involving members of your management team, clearly disclose any extensions and redemption levels in connection with any extension and/or business combination. For those SPACs that have completed a de-SPAC transaction, disclose the current trading prices. Please also describe the current status of Plum Acquisition Corp. III.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 3, 4, 5, 100 and 101 of the Amended Registration Statement.

4.	Where you disclose conflicts of interest throughout the filing, as applicable, please also disclose that the executive officers of Plum Acquisition Corp. III and Plum Acquisition Corp. IV are identical and that Plum Acquisition Corp. III has not yet entered into a definitive agreement with a target for a business combination. Therefore, there appears to be a material conflict of interest in seeking potential targets. In your revisions, please describe how your executive officers plan to allocate business combination opportunities between Plum Acquisition Corp. III and Plum Acquisition Corp. IV.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 13, 37, 109 and 110, 129 and 138 of the Amended Registration Statement to further clarify that the executive officers of Plum Acquisition Corp. III and Plum Acquisition Corp. IV are identical. The Company respectfully advises the Staff, however, that on August 22, 2024, Plum Acquisition Corp. III entered into a definitive business combination agreement with Tactical Resources Corp. Therefore, assuming that Plum Acquisition Corp. III successfully completes its business combination, the Company does not believe there exists a material conflict of interest in seeking potential targets, neither is there a need to allocate business combination opportunities between Plum Acquisition Corp. III and Plum Acquisition Corp. IV.

Our Sponsor, page 4

5.	Please revise the table here and on page 94 disclosing the nature and amount of compensation received or to be received to include the anti-dilution adjustment of the founder shares. See Items 1602(b)(6) of Regulation S-K. Also describe the extent to which this compensation and securities issuance, as well as the private placement warrants which may be exercised on a cashless basis, may result in a material dilution of the purchasers’ equity interests. See Items 1602(b)(6) and 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 7, 103 and 104 of the Amended Registration Statement.

6.	Please revise the disclosure on page 5 to also disclose the lock-up agreement with the underwriter, as discussed on page 166. See Item 1603(a)(9) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 9 and 105 of the Amended Registration Statement.

7.	When available, based on the indications of interest by the sponsor non-managing members to invest in the sponsor, please revise to disclose the persons who may have direct and indirect material interests in the sponsor, as well as the nature and amount of their interests. See Item 1603(a)(7) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on cover page, page 1, 22, 25, 75, 76, 102, 142, 143, 144, 180 and II-2 of the Amended Registration Statement.

Our Business Strategy, page 6

8.	Please revise this section to clarify, if true, that your ability to identify and evaluate a target company may be impacted by competition among other SPACs pursuing business combination transaction candidates. Please also clarify that this competition may impact the attractiveness of the acquisition terms that you will be able to negotiate with potential targets.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 10 and 107 of the Amended Registration Statement.

Initial Business Combination, page 8

9.	Please disclose your plans if you do not consummate a de-SPAC transaction within 24 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 12 and 108 of the Amended Registration Statement.

10.	Please state the basis for your statement on page 10 that you do not believe that the fiduciary or contractual duties of your officers or directors will materially affect your ability to complete a business combination.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 13, 37, 109, 110, 129 and 138 of the Amended Registration Statement.

11.	We note your references in this section to potentially pursuing additional financing in connection with your initial business combination. Please revise here and elsewhere, as appropriate, to describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 11, 12, 59 and 108 of the Amended Registration Statement.

Permitted purchases and other transactions with respect to our securities, page 25

12.	We note your disclosure on page 25 that to the extent that any public shares are purchased by the Sponsor, your directors, officers, advisors or any of their affiliates, such purchases will be in compliance with all of the requirements set forth in Tender Offers and Schedules Compliance and Disclosure Interpretations Question 166.01 promulgated by the SEC, including that such public shares will not be voted. Please reconcile with the disclosure on page 127 and elsewhere stating that in the event that you submit your initial business combination to public shareholders for a vote, your initial shareholders, directors, and officers have agreed to vote any founder shares and any public shares held by them in favor of your initial business combination. Alternatively, please advise.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 114 and 140 of the Amended Registration Statement.

Conflicts of Interest, page 33

13.	Under Conflicts of Interest, please revise to clearly disclose the nominal price paid for the securities by your Sponsor and the associated conflict(s) of interest in determining whether to pursue a de-SPAC transaction. In addition, please add disclosure of the conflicts of interest relating to the compensation, repayment of loans, and reimbursements of expenses that will be paid to officers and directors affiliated with the sponsor upon completion of a de-SPAC transaction. Please also disclose the potential conflicts of interest due to the potential payment of advisory fees as referenced on page 32 and elsewhere. Lastly, please disclose the potential conflicts of interest arising from the ability to complete a de-SPAC transaction with an entity affiliated with your sponsor, officers or directors. See Item 1602(b)(7) of Regulation S-K. Please similarly revise the Conflicts of Interest subsection beginning on page 125.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 37-39 and 139 of the Amended Registration Statement.

14.	Please revise to discuss the potential conflicts of interest if you decide to pursue a business combination with a company that is affiliated with the non-managing investors, as discussed on page 127.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 76, 77, 140 of the Amended Registration Statement.

Risk Factors

We may not be able to complete an initial business combination since such initial business combination may be subject..., page 43

15.	Please revise to disclose whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 49 of the Amended Registration Statement.

Dilution, page 82

16.	You state that the dilution calculation does not reflect any dilution associated with the sale and exercise of warrants, which would cause the actual dilution to the public shareholders to be higher, particularly where a cashless exercise is utilized. Please support your basis, citing authoritative literature, for not considering the impact of the public warrants in the dilution table.

Response: The Company respectfully advises the Staff that the Company evaluated the warrants to be issued as part of the Company’s proposed initial public offering and concluded that such warrants meet the requirements for equity classification under ASC 815-40. As a result of the equity classification conclusion, the Company has concluded that the warrants do not impact the calculation of net tangible book value and therefore the effect of the exercise of such warrants is not included within the dilution calculation. Furthermore, the exercise of the warrants is not contingent on the consummation of the business combination and will remain outstanding after the business combination. As such, we believe the inclusion of the warrants in the dilution calculation would not be appropriate.

17.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on pages 82 and 83. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure on the outside cover page that you may not redeem your public shares in an amount that would cause your net tangible assets, after payment of the deferred underwriting commissions, to be less than $5,000,001. Please tell us how you considered this anticipated redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has removed the disclosure on the cover page of the Amended Registration Statement regarding the $5,000,001 redemption restriction as the Company’s amended and restated memorandum and articles of association will not provide for such restriction.

Officer and Director Compensation, page 122

18.	Please revise to discuss the founder shares that each of the independent directors will receive for their service as a director, as referenced elsewhere in the prospectus.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 19, 75, 96, 134, 146, and II-1 of the Amended Registration Statement.

Plum Acquisition Corp. IV

Notes to Financial Statements

Note 2- Summary of Significant Accounting Policies

Warrant Instruments, page F-12

19.	We note your disclosure that the public and private placement warrants meet the criteria for equity treatment. Please provide us your analysis under ASC 815-40 to support your accounting treatment for these warrants. As part of your analysis, please specifically address the following sections of your warrant agreement filed as exhibit 4.4:

●	the “Newly Issued Price” and the redemption trigger price in section 4.4 and

●	the tender offer provision in section 4.5.

Response: The Company respectfully advises the Staff as follows:

●	The Company has analyzed the “Newly Issued Price” and the redemption trigger price included within section 4.4 and concluded that these adjustments meet the definition of a down round feature, as defined by the Master Glossary of the Accounting Standards Codification, as it reduces the strike price upon selling of shares of stock for an amount less than the currently stated strike price to a new strike price based on a formula that results in a discount to the original exercise price but above the new issuance price of shares. Down round features are excluded from the consideration of whether an instrument is indexed to its own stock. Therefore, this reset feature does not preclude indexation (815-40-15-75A). In accordance with ASC 815-40-15-5D which states “When classifying a financial instrument with a down round feature, the feature is excluded from the consideration of whether the instrument is indexed to the entity’s own stock for the purposes of applying paragraphs ASC 815-40-15-7C through 15-7I (Step 2)”, the Company has excluded this adjustment from its analysis under Step 2.

●	The Company considers the tender offer provision in section 4.5 to be representative of a tender offer or exchange provision in accordance with ASC 815-40-55-3. The Company has determined that the tender offer provision provides for certain adjustments to the underlying Class A ordinary shares upon the occurrence of a merger or consolidation. Such adjustments result in the warrants being exercisable for the same kind and amount of shares or other securities or property (including cash) receivable upon such alternative issuance that the holder of the warrants would have received if such holder had exercised the warrants immediately prior to such event. Consistent with Example 6 in ASC 815-40-55-30, which illustrates a case in which the conversion rate is adjusted to offset the effect of a merger announcement, this adjustment for the occurrence of an alternative issuance is to maintain the fair value of the transaction as a result of a disruptive market event. Upon certain mergers or consolidations in which the shares underlying the warrants are exchanged for consideration that comprises less than 70% public share consideration (i.e., a cash deal, etc.), the warrant price shall be reduced by an amount (in dollars) equal to the difference (but in no event less than zero) of (i) the warrant price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). In this instance, if a holder of a warrant elects to exercise within 30 days following disclosure of the event, the exercise price is reduced by an amount that is intended to approximate the best estimate of time value being forfeited upon such early exercise. As used in the formula above, the “Per Share Consideration” is a measurement of the market price of the Company’s shares at the time of the event and the “Black-Scholes Warrant Value” is a measurement of the fair value of the warrant at the time of the event. The Company has determined that the cash settlement feature included within this provision would not preclude equity classification criteria, since the warrant holders will receive the same form of consideration as the holders of common stock that participated in the tender offer. Further, the warrants require 50% or more of the ownership of voting shares to change to trigger the cash redemption, which constitutes a fundamental change in ownership similar to a change in control which is provided as an example of not precluding equity classification (ASC 815-40-55-3).

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (703)749-1386.

Very truly yours,

GREENBERG TRAURIG, LLP

By:	/s/ Jason Simon
Jason Simon, Esq.

cc:    Kanishka Roy, Chief Executive Officer, Plum Acquisition Corp. IV